SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

§ 240.13d-2(a)

(Amendment No. 9)*

UCI Medical Affiliates, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902633-10-6

(CUSIP Number)

Robert A. Leichtle

I-20 at Alpine Road, Mail Code AA-X10

Columbia, SC 29219

(803) 788-0222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D	Page 2 of 14 Pages

CUSIP No. 902633-10-6
1	NAME OF REPORTING PERSONS Blue Cross and Blue Shield of South Carolina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 6,726,019 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 6,726,019 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,726,019 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7*% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IC, HC and CO

SCHEDULE 13D	Page 3 of 14 Pages

CUSIP No. 902633-10-6
1	NAME OF REPORTING PERSONS BlueChoice HealthPlan of South Carolina, Inc. (formerly Companion HealthCare Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,107,838 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 6,107,838 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,838 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO and IC

SCHEDULE 13D	Page 4 of 14 Pages

CUSIP No. 902633-10-6
1	NAME OF REPORTING PERSONS Companion Property and Casualty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 618,181 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 618,181 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,181 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IC and CO

CUSIP No. 902633-10-6	SCHEDULE 13D	Page 5 of 14 Pages

Item 1.	Security and Issuer

This amendment to Schedule 13D (“Amendment”) is filed with respect to the common stock, par value $0.05 per share (the “Common Stock”), of UCI Medical Affiliates, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1818 Henderson Street, Columbia, South Carolina 29201. This Amendment is filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Blue Cross and Blue Shield of South Carolina (“BCBS”), BlueChoice HealthPlan of South Carolina, Inc. (formerly Companion HealthCare Corporation) (“BlueChoice”) and Companion Property and Casualty Insurance Company (“CPCI”) (collectively, the “Reporting Persons”) and amends the Schedule 13D, amendment No. 8, originally filed by the Reporting Persons on July 23, 2003.

Item 2.	Identity and Background

Item 2 is hereby amended and restated:

Pursuant to Instruction C of the General Instructions to Schedule 13D, the information set forth in sections (A), (B) and (C) below is being provided with respect to each of the three entities on whose behalf this amendment to Schedule 13D is being filed.

(A)	BCBS is a mutual insurance corporation organized under the laws of the state of South Carolina. Its principal business is group health insurance. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of BCBS are listed on Schedule A attached hereto. To the knowledge of BCBS, each of the executive officers and directors of BCBS listed on Schedule A is a citizen of the United States of America, and during the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(B)	BlueChoice is a corporation organized under the laws of the state of South Carolina. Its principal business is the operation of a health maintenance organization, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of BlueChoice are listed on Schedule A. To the knowledge of BlueChoice, each of the executive officers and directors of BlueChoice listed on Schedule A is a citizen of the United States of America, and during the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 902633-10-6	SCHEDULE 13D	Page 6 of 14 Pages

(C)	Companion Property and Casualty Insurance Company (“CPCI”) is a corporation organized under the laws of the state of South Carolina. Its principal business is property and casualty insurance, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of CPCI are listed on Schedule A. To the knowledge of CPCI, each of the executive officers and directors of CPCI listed on Schedule A is a citizen of the United States of America, and during the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated by the following:

The Reporting Persons are and have been controlling shareholders of the Issuer. The Reporting Persons, collectively, own in excess of 67% of the Issuer’s Common Stock.

The Reporting Persons intend to review their investment in the Issuer in light of numerous factors on a continuing basis, the result of which may relate to or result in one or more of the transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The factors the Reporting Persons may consider include, without limitation, general market and economic conditions, a continuing analysis of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. In addition, from time to time and depending on the factors discussed above, the Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions or dispose of some or all of their holdings in the Issuer in the open market or in privately negotiated transactions.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by including the following:

BlueChoice beneficially owns 6,107,838 shares, or 61.5% of the Issuer’s outstanding shares of Common Stock (based on 9,934,072 shares of Common Stock outstanding as of November 3, 2010 according to the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 10, 2010), with respect to which it has sole voting,

CUSIP No. 902633-10-6	SCHEDULE 13D	Page 7 of 14 Pages

investment and dispositive power. CPCI beneficially owns 618,181 shares, or 6.2%, of outstanding shares of the Issuer’s Common Stock, with respect to which it has sole voting, investment and dispositive power. BCBS may be deemed to have indirect beneficial ownership of the 6,107,838 shares beneficially owned by BlueChoice and the 618,181 shares beneficially owned by CPCI by virtue of its ownership of all of the stock of, and ability to elect the directors of, BlueChoice and CPCI. Nevertheless, BCBS disclaims such beneficial ownership and hereby declares that pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that BCBS is the beneficial owner of any of the shares covered by such filing.

No other person named in Item 2 of this Schedule 13D is the beneficial owner of any of the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated May 13, 2003, among Blue Cross and Blue Shield of South Carolina, Companion Healthcare Corporation and Companion Property and Casualty Insurance Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: December 7, 2010	BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA

	By:	/s/ DAVID S. PANKAU
David S. Pankau
Chief Executive Officer and President

Date: December 7, 2010	BLUECHOICE HEALTHPLAN OF SOUTH CAROLINA, INC.

	By:	/s/ DAVID S. PANKAU
David S. Pankau
Chairman of the Board

Date: December 7, 2010	COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY

	By:	/s/ DAVID S. PANKAU
David S. Pankau
Chairman of the Board

SCHEDULE A

BCBS: Directors and Executive Officers

(1)	David S. Pankau, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Pankau is Chief Executive Officer and President of BCBS.

(2)	M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is Chairman of the Board of BCBS.

(3)	Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is Executive Vice President, Chief Financial Officer and Treasurer of BCBS.

(4)	James A. Deyling, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Deyling is President of the Blue Cross-Blue Shield Division of BCBS.

(5)	Bruce W. Hughes, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Hughes is President of the Government Programs Division of BCBS.

(6)	Stephen K. Wiggins, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Wiggins is Executive Vice President and Chief Information Officer of BCBS.

(7)	Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is Executive Vice President, Chief Legal Officer and Corporate Secretary of BCBS.

(8)	Bill L. Amick, Batesburg-Leesville, South Carolina. Mr. Amick is Chairman and Chief Executive Officer of the Amick Company, a real estate development company, and a Director of BCBS.

(9)	Helen E. Clawson, Charleston, South Carolina. Mrs. Clawson is an attorney and a Director of BCBS.

(10)	Merl F. Code, Greenville, South Carolina. Mr. Code is an attorney and a Director of BCBS.

(11)	Harry R. Easterling, Bennettsville, South Carolina. Mr. Easterling is an attorney and a Director of BCBS.

(12)	E. Erwin Maddrey II, Greenville, South Carolina. Mr. Maddrey is President of Maddrey and Associates, an investment and consulting firm, and a Director of BCBS.

(13)	Robert V. Royall, Mount Pleasant, South Carolina. Mr. Royall is retired and is a Director of BCBS.

(14)	Minor M. Shaw, Greenville, South Carolina. Ms. Shaw is President of Micco Corp., a family investment corporation, and a Director of BCBS.

(15)	Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of BCBS.

(16)	John M. Trask, Jr., Beaufort, South Carolina. Mr. Trask is businessman involved in farming, banking and real estate projects and a Director of BCBS.

BlueChoice: Directors and Executive Officers

(1)	David S. Pankau, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Pankau is Chairman of the Board of Directors of BlueChoice. He is also Chief Executive Officer and President of BCBS, and Chairman of the Board of CPCI.

(2)	Mary P. Mazzola Spivey, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Spivey is President and Chief Operating Officer and a Director of BlueChoice.

(3)	Timothy L. Vaughn, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Vaughn is Vice President, Chief Financial Officer and Assistant Treasurer of BlueChoice.

(4)	Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is Treasurer of BlueChoice. He is also Executive Vice President, Chief Financial Officer and Treasurer of BCBS and a Director and Treasurer of CPCI.

(5)	Ann T. Burnett, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Burnett is Vice President of BlueChoice.

(6)	William H. Ferguson, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Ferguson is Vice President of BlueChoice.

(7)	Rolanda Aiken, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Aiken is Vice President of BlueChoice.

(8)	Toni Hankins, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Hankins is Vice President of BlueChoice.

(9)	J.B. Sobel, M.D., I-20 at Alpine Road, Columbia, South Carolina 29219. Dr. Sobel is Chief Medical Officer of BlueChoice.

(10)	Duncan S. McIntosh, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. McIntosh is Secretary of BlueChoice and is also Vice President and General Counsel of BCBS and Secretary of CPCI.

(11)	Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Director of BlueChoice and Executive Vice President, Chief Legal Officer and Corporate Secretary of BCBS and a Director of CPCI.

(12)	Bruce E. Honeycutt, I-20 at Alpine Road, Columbia, South Carolina. Mr. Honeycutt is a Vice President, Audit, Compliance and Ethics Officer with BCBS and Audit & Compliance Officer of BlueChoice and Audit & Compliance Officer of CPCI.

(13)	M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is Chairman of the Board of BCBS and a Director of BlueChoice and a Director of CPCI.

(14)	Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is a Director of BlueChoice and a Director of BCBS and a Director of CPCI.

(15)	James A. Deyling, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Deyling is a Director of BlueChoice and President of the Blue Cross-Blue Shield Division of BCBS.

CPCI: Directors and Executive Officers

(1)	David S. Pankau, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Pankau is the Chairman of the Board of Directors of CPCI. He is also the Chief Executive Officer and President of BCBS, and the Chairman of the Board of Directors of BlueChoice.

(2)	Charles M. Potok, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Potok is the President and a Director of CPCI.

(3)	Curtis C. Stewart, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Stewart is Senior Vice President and Chief Financial Officer of CPCI.

(4)	Steven C. Bloss, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Bloss is Vice President of CPCI.

(5)	Jerelyn S. Boysia, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Boysia is Vice President and Actuary of CPCI.

(6)	Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. He is also Executive Vice President, Chief Financial Officer and Treasurer of BCBS and Treasurer and a Director of CPCI and Treasurer of BlueChoice.

(7)	Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Director of CPCI. She is also Executive Vice President, Chief Legal Officer and Corporate Secretary of BCBS and a Director of BlueChoice.

(8)	Duncan S. McIntosh, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. McIntosh is Secretary of CPCI and is also Vice President and General Counsel of BCBS and Secretary of BlueChoice.

(9)	Bruce E. Honeycutt, I-20 at Alpine Road, Columbia, South Carolina. Mr. Honeycutt is a Vice President, Audit, Compliance and Ethics Officer with BCBS and Audit & Compliance Officer of CPCI and Audit & Compliance Officer of BlueChoice.

(10)	Stephen K. Wiggins, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Wiggins is a Director of CPCI and Executive Vice President and Chief Information Officer of BCBS.

(11)	William R. Shrader is a Director of CPCI. He is also Senior Vice President of BCBS.

(12)	M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is Chairman of the Board of BCBS and a Director of BlueChoice and a Director of CPCI.

(13)	Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is a Director of CPCI and BCBS and BlueChoice.

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated May 13, 2003, by and among Blue Cross and Blue Shield of South Carolina, Companion Healthcare Corporation and Companion Property and Casualty Insurance Company

EXHIBIT 1

AGREEMENT TO FILE SCHEDULES 13D JOINTLY

Pursuant to the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of UCI Medical Affiliates, Inc., which Schedule 13D relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person. Dated this 13th day of May, 2003.

BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA

By:	/s/ ROBERT A. LEICHTLE
Robert A. Leichtle
Executive Vice President, Chief Financial Officer and Treasurer

COMPANION HEALTHCARE CORPORATION

By:	/s/ ROBERT A. LEICHTLE
Robert A. Leichtle
Treasurer

COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY

By:	/s/ ROBERT A. LEICHTLE
Robert A. Leichtle
Treasurer